SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

FOR IMMEDIATE RELEASE                                                                                 8 MAY, 2006

                                                            SkyePharma PLC

                                       SkyePharma and Kos to Host Teleconference Today on
                                     US Marketing and Distribution Agreement for Flutiform™

LONDON,  ENGLAND, 8 May, 2006 -- SkyePharma PLC (LSE: SKP; Nasdaq: SKYE) and Kos Pharmaceuticals,  Inc. (Nasdaq: KOSP, "Kos") will host a joint  teleconference  later today to discuss the US  development  and marketing  agreement for  Flutiform™  announced  this morning.
SkyePharma's  Chief  Executive,  Frank  Condella,  and Adrian  Adams,  President  and Chief  Executive  of Kos,  will  present  further information on the collaboration including information on each company's capabilities in the field of inhalation therapies.

The  conference  call will be at 1330 BST / 0830 EDT today.  The  conference  call will be available live via the Internet by accessing the website of either company at www.kospharm.com or  www.skyepharma.com  where the presentation slides will also be available.  Please go to the  respective  website at least  fifteen  minutes  prior to the call to  register,  download  and install any  necessary  audio software.  Those who cannot access the webcast can participate by telephone by calling  +1-913-312-1295,  confirmation code 6963745.  A replay will also be available on both  websites or by calling  +1-719-457-0820  and  entering  confirmation  code 6963745 from 1130 EDT today until 2359 EDT on Friday, May 12, 2006.

For further information please contact:

SkyePharma PLC    +44 207 491 1777
Frank Condella, Chief Executive Officer
Peter Laing, Director of Corporate Communications    +44 207 491 5124

Sandra Haughton, US Investor Relations               +1 212 753 5780

Buchanan Communications                              +44 207 466 5000
Tim Anderson / Mark Court / Rebecca Skye Dietrich

Notes for editors

About SkyePharma
SkyePharma PLC develops  pharmaceutical  products benefiting from world-leading drug delivery  technologies that provide  easier-to-use and more effective drug formulations.  There are now twelve approved products incorporating  SkyePharma's  technologies in the areas of oral,  injectable,  inhaled and topical  delivery,  supported by advanced  solubilisation  capabilities.  For more  information,  visit
www.skyepharma.com.

Certain statements in this news release are  forward-looking  statements and are made in reliance on the safe harbour provisions of the
U.S. Private Securities  Litigation Act of 1995. Although SkyePharma believes that the expectations  reflected in these forward-looking statements are reasonable,  it can give no assurance that these expectations will materialize.  Because the expectations are subject to risks and  uncertainties,  actual results may vary  significantly  from those  expressed or implied by the  forward-looking  statements based upon a number of factors,  which are described in SkyePharma's  20-F and other documents on file with the SEC. Factors that could cause differences  between actual results and those implied by the forward-looking  statements  contained in this news release include, without limitation,  risks related to the development of new products,  risks related to obtaining and maintaining  regulatory approval for existing,  new or expanded indications of existing and new products,  risks related to SkyePharma's ability to manufacture products on a large scale or at all, risks related to SkyePharma's  and its marketing  partners'  ability to market products on a large scale to maintain or expand market share in the face of changes in customer  requirements,  competition and technological  change, risks related to regulatory  compliance,  the risk of product liability claims, risks related to the ownership and use of intellectual  property, and risks  related  to  SkyePharma's  ability  to manage  growth.  SkyePharma  undertakes  no  obligation  to  revise  or  update  any such forward-looking statement to reflect events or circumstances after the date of this release.

END

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                       Name: Douglas Parkhill
                                                                          Title: Company Secretary

Date:   May 8, 2006